
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 17, 2025

Todd Tuckner
Chief Financial Officer
UBS Group AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re: UBS Group AG**
> **Form 20-F for Fiscal Year Ended December 31, 2024**
> **File No. 001-36764**

Dear Todd Tuckner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance